ecochild inc.
40 Warren Street, 3rd Floor
Charlestown, MA 02129
Tel:(617)886-5154; Fax:(617)886-5105

November 25, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:   Mr.Scott M.Anderegg

Dear Sirs:

Re:	Ecochild Inc. - Registration Statement on Form S-1
Amendment No. 2 and No. 3 - File No. 333-161941

We have filed the Form S-1 Amendment No.2 with the updated sections as per items below on November 24, 2009. The amended sections were inadvertently left highlighted in the filed document. We have re-filed the Form S-1 to remove these highlights. No other changes were made to the document filed on November 24, 2009, except for the date of filing.

Front Cover of Prospectus

1.
We note your response to comment three in our letter dated October 13, 2009. Please be advised that a company can not apply to be listed on the OTC Bulletin Board. Please revise your disclosure here to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

We have revised our disclosure as required.

Prospectus Summary, page 1

2.
We note your response to comment seven in our letter dated October 13, 2009. However, we note your disclosure "References to we, us, our, Ecochild, or the company mean Ecochild Inc.” Please delete as the meaning of the terms are clear from their contexts.

We have deleted this disclosure.

Industry, Overview

European Market, page 21

3.
We note your statement in the second paragraph in this discussion that demand has caused an undersupply of organic foods. Please reconcile this disclosure with your statement in next paragraph that the European market is characterized by a large number of producers and distributors.

We have deleted the second paragraph of this section.

4.	Please revise the fourth paragraph in this section to define your reference to indulgence product.

We have deleted reference to the indulgence product.

Sales Channels, page 21

5.
It appears from your disclosure that you plan to begin selling your products first through specialty retailers and then if established in that market, you would expand into mass retailers. Please then either expand your discussion to explain the role of food service, catering and directing marketing will have in your marketing plans or delete the discussion of this sales channel.

We have deleted the discussion of this sales channel.

Financial Statements, page F-l

6.	Please monitor your need to provide audited financial statements for the year ended October 31, 2009 in accordance with Rule 8-08 of Regulation S-X.

We expect our audited financial statements for the year ended October 31, 2009, to be filed on time in accordance with Rule 8-08 of Regulation S-X.

Exhibit 23.1

7.	Please obtain an updated consent from your auditor since an extended period of time has passed since your last filing.

We have enclosed the updated auditor consent with our Registration Statement on the Form S-1/A.

Yours truly,

/s/ Galina Birca

Galina Birca, President